UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

United Fire & Casualty Company

(Name of Issuer)

Common Stock $3.33 1/3 par value

(Title of Class of Securities)

910331107

(CUSIP Number)

October 6, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)
☒   Rule 13d-1(c)
☐   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. _____ 910331107

1.	Names of Reporting Persons. Dee Ann McIntyre	
	I.R.S. Identification Nos. of above persons (entities only). _____	
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	
	a. _____ Not Applicable	
	b. _____	
3.	SEC Use Only _____	
4.	Citizenship or Place of Organization _____ United States of America	

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	2,575,763
	6. Shared Voting Power	519,863
	7. Sole Dispositive Power	2,575,763
	8. Shared Dispositive Power	519,863

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
	3,095,626
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
	Not Applicable
11.	Percent of Class Represented by Amount in Row (9)
	11.6%
12.	Type of Reporting Person (See Instructions)
	IN

CUSIP No. _____910331107

1.   Names of Reporting Persons.   J. Scott McIntyre Trust dated 12/08/1992

    I.R.S. Identification Nos. of above persons (entities only). _____27-6257039

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

    a. _____Not Applicable

    b. _____

3.   SEC Use Only _____

4.   Citizenship or Place of Organization _____State of Iowa_____

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	2,560,131
	6. Shared Voting Power	0
	7. Sole Dispositive Power	2,560,131
	8. Shared Dispositive Power	0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

    2,560,131

10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

    Not Applicable

11.   Percent of Class Represented by Amount in Row (9)

    9.6%

12.   Type of Reporting Person (See Instructions)

    OO

Item 1(a)   **Name of Issuer:**

United Fire & Casualty Company

Item 1(b)   **Address of Issuer's Principal Executive Offices:**

118 Second Avenue SE
Cedar Rapids, Iowa 52401

Item 2(a)   **Name of Person Filing:**

The persons filing this Schedule 13G are:

(1)   Dee Ann McIntyre

(2)   J. Scott McIntyre Trust dated December 8, 1992

*   Attached to this Schedule 13G as **Exhibit A** is a Joint Filing Agreement between the persons specified above that this Schedule 13G is being filing on behalf of each of them.

Item 2(b)   **Address of Principal Business Office or, if none, Residence:**

2222 First Avenue NE, #1004
Cedar Rapids, Iowa 52402

Item 2(c)   **Citizenship:**

Dee Ann McIntyre is a citizen of the United States of America. The J. Scott McIntyre Trust dated December 8, 1992 was formed under the laws of the State of Iowa.

Item 2(d)   **Title of Class of Securities:**

Common Stock $3.33⅓ par value

Item 2(e)   **CUSIP Number:**

910331107

Item 3   **If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:**   Not applicable.

(a) ☐   Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definitions of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4   Ownership

Please provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount beneficially owned.

(1)   Dee Ann McIntyre is the beneficial owner of 3,095,626 shares of $3.33⅓ par value common stock of the Company, consisting of:

    i. 4,345 shares held by Mrs. McIntyre individually;

    ii. 2,560,131 shares held by the J. Scott McIntyre Trust dated December 8, 1992, for which Mrs. McIntyre serves as trustee;

    iii. 519,863 shares held by the McIntyre Foundation, an Iowa charitable foundation, for which Mrs. McIntyre serves as one of three directors;

    v. 4,968 shares held in an individual retirement account; and

    vi. 6,319 shares held in the United Fire Group Employee Stock Ownership Plan.

(2)   The J. Scott McIntyre Revocable Trust dated December 8, 1992 is the direct owner of and thus is beneficial owner of 2,560,131 shares of $3.33⅓ par value common stock of the Company.

(b)   Percent of class

(1) The 3,095,626 shares reported as beneficially owned by Dee Ann McIntyre represented 11.6% of the issued and outstanding shares of $3.33⅓ par value common stock of the Company on October 6, 2009.

(2) The 2,560,131 shares held by the J. Scott McIntyre Trust dated December 8, 1992 represented 9.6% of the issued and outstanding shares of $3.33⅓ par value common stock of the Company on October 6, 2009.

(c)   Number of shares to which the person has:

(1)   Dee Ann McIntyre
i.   Sole Power to vote or to direct the vote: 2,575,763
ii. Shared power to vote or to direct the vote: 519,863
iii. Sole power to dispose or to direct the disposition of: 2,575,763
iv. Shared power to dispose or to direct the disposition of: 519,863

(2)   The J. Scott McIntyre Trust dated December 8, 1992
i.   Sole Power to vote or to direct the vote: 2,560,131
ii. Shared power to vote or to direct the vote: 0
iii. Sole power to dispose or to direct the disposition of: 2,560,131
iv. Shared power to dispose or to direct the disposition of: 0

Item 5   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6   Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8   Identification and Classification of Members of the Group

Not applicable.

Item 9   Notice of Dissolution of a Group

Not applicable.

Item 10   Certification

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 16, 2009	/s/ Dianne M. Lyons
Dated	Dee Ann McIntyre by Dianne M. Lyons, Attorney-in-Fact

J. Scott McIntyre Trust dated December 8, 1992

October 16, 2009	
Dated	

By: /s/ Dianne M. Lyons

Dee Ann McIntyre, Trustee by Dianne M. Lyons, Attorney-in-Fact

EXHIBIT A TO SCHEDULE 13G

JOINT FILING AGREEMENT

Dee Ann McIntyre, individually, and the J. Scott McIntyre Trust dated December 8, 1992, hereby agree and consent to the joint filing on their behalf of the foregoing Schedule 13G related to their beneficial ownership of the Common Stock of United Fire & Casualty Company.

October 16, 2009 _____   /s/ Dianne M. Lyons _____
Dated   Dee Ann McIntyre by Dianne M.
                                                                                        Lyons, Attorney-in-Fact

                                                                                        J. Scott McIntyre Trust dated
October 16, 2009 _____   December 8, 1992
Dated

                                                                    By: /s/ Dianne M. Lyons _____
                                                                                        Dee Ann McIntyre, Trustee by
                                                                                        Dianne M. Lyons, Attorney-in-Fact

EXHIBIT B TO SCHEDULE 13G

DEE ANN MCINTYRE

Schedule A shows current ownership as of October 6, 2009, for the Reporting Persons and for two other entities, the McIntyre Foundation and the individual retirement account of J. Scott McIntyre Jr. (deceased), as well as United Fire & Casualty Company shares held in the United Fire Group Employee Stock Ownership Plan (herein, the "Other Entities"). The McIntyre Foundation was created in 1997 by Mrs. McIntyre's late husband as a charitable foundation; Mrs. McIntyre is one of three directors of the Foundation. By virtue of her position with the Foundation, Mrs. McIntyre is deemed to beneficially own the shares directly owned by the Foundation. Mrs. McIntyre is the beneficiary of her late husband's individual retirement account. Mrs. McIntyre is the beneficiary of the United Fire & Casualty Company shares held in her late husband's account in the United Fire Group Employee Stock Ownership Plan.

SCHEDULE A

		Dee Ann McIntyre Individually		J. Scott McIntyre Trust dated 12/08/1992		McIntyre Foundation		J. Scott McIntyre IRA Account		Shares held in the United Fire Group Employee Stock Ownership Plan	
Transaction Date	Transaction Description	Transaction Amount	Total Shares Owned	Transaction Amount	Total Shares Owned	Transaction Amount	Total Shares Owned	Transaction Amount	Total Shares Owned	Transaction Amount	Total Shares Owned
10/06/09	Holdings on date of death of J. Scott McIntyre Jr.		4,345		2,560,131		519,863		4,968		6,319
Total			4,345		2,560,131		519,863		4,968		6,319